Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Part of the Detamonitor Group

Xerox boosts BPO offering with ACS buy
By Ed Thomas and Samad Masood

A week after Dell announced plans to acquire Perot Systems, another Texan services firm has been snapped up by a large hardware manufacturer. Xerox is paying $6.4 billion for Affiliated Computer Services (ACS), following not only in the footsteps of Dell, but HP and IBM too.

The purchase of ACS will more than triple Xerox’s services revenues to an estimated $10 billion in 2010, from $3.5 billion in 2008. The combined operation, to be known as ‘ACS, a Xerox Company’ and led by ACS CEO Lynn Blodgett, will comfortably rank as one of the 20 largest global IT services providers, ahead of the newly expanded Dell services business, which should generate yearly sales of around $8.5 billion.

Xerox and Dell now join other hardware vendors such as IBM, HP, Fujitsu and Unisys in the list of the top 20 biggest global IT services providers. This further underlines the increased investment in services by major hardware manufacturers.

ACS finally gets the takeover deal it wanted

ACS has been flirting with potential private equity acquirers for several years now. Most recently, in 2007 founder and chairman Darwin Deason, backed by investment group Cerberus Capital Management, tabled a series of offers culminating in a bid of $62 per share. However, the proposal met shareholder opposition and did not pass.

Almost two years on, and in a very different economic environment, Xerox has succeeded in pushing its bid through and it is not difficult to see why the deal is attractive to both sides. As with Dell, IBM and HP, Xerox is looking to keep pace with the converging IT market. Simply put, hardware vendors with services arms are able to cross-sell both hardware and services, as well as diversifying their business away from hardware refresh cycles.

For ACS, which generates over 90% of its revenues from the US, Xerox intends to help it expand globally – something it did not achieve alone, despite several years of trying. ACS said in 2006 that it was planning a major expansion in Europe, but the expected large-scale acquisitions failed to materialise. Instead, the company preferred to make a number of small purchases, including UK-based infrastructure services firm Anix for $50 million and Germany’s SDS Business Services for $67 million. It is therefore not surprising that Xerox intends to use its brand name and existing client relationships to grow ACS’s business in Europe, Asia-Pacific and South America.

More a BPO than an IT move

What makes ACS really attractive to Xerox is its business process outsourcing (BPO) capability. Of all the global IT services vendors mentioned above, ACS generates a higher proportion of its revenues from BPO (79%) than any other. It also has expertise both across horizontal functions (such as finance and accounting outsourcing) and in vertical-specific areas such as healthcare payer and insurance transactions.

The ability to further automate ACS’s services using Xerox document management technology has been singled out as a major advantage for the combined company. This should result in lower cost of service and potentially the introduction of new types of BPO service where the combined company can remove or lessen manual processing.

However, the challenge of internationalising the combined business should not be underestimated. Recognisable as the Xerox name may be, it is not automatically associated with the delivery of business-critical services, especially outside North America.

Advising on the commercial impact of technology and market changes in telecoms, software and IT services. Ovum has offices in London, Paris, Cologne, Boston, Melbourne, Seoul, Hong Kong and Tokyo.

Forward-Looking Statements

This document contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially.  These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of the Company will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information

The proposed merger transaction involving the Company and Xerox will be submitted to the respective stockholders of the Company and Xerox for their consideration.  In connection with the proposed merger, the Company will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC).  The Company and Xerox will each mail the joint proxy statement/prospectus to its stockholders.  The Company and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about the Company and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from the Company’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

The Company, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of the Company and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of the Company and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from the Company and Xerox websites using the contact information above.